# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 12, 2012

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**American Express Receivables Financing Corporation II**
**File No. 000-21424-04 - CF#27488**

**American Express Receivables Financing Corporation III LLC**
**File No. 333-113579-02 - CF#27488**

**American Express Receivables Financing Corporation IV LLC**
**File No. 333-113579-01 - CF#27488**

**American Express Credit Account Master Trust**
**File No. 000-20787-07 - CF#27488**

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American Express Receivables Financing Corporation II, American Express Receivables Financing Corporation III LLC, American Express Receivables Financing Corporation IV LLC, and American Express Credit Account Master Trust submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 3, 2009.

Based on representations by American Express Receivables Financing Corporation II, American Express Receivables Financing Corporation III LLC, American Express Receivables Financing Corporation IV LLC, and American Express Credit Account Master Trust that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1      through October 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine Bancroft
Senior Special Counsel